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                              June 2, 2023

       Kelly Roman
       Chief Executive Officer
       Fisher Wallace Laboratories, Inc.
       630 Flushing Avenue, Box 84
       Brooklyn, NY11206

                                                        Re: Fisher Wallace
Laboratories, Inc.
                                                            Supplemental
Response Received May 25, 2023
                                                            Post-Qualification
Amendment No. 2 on Form 1-A
                                                            Filed May 5, 2023
                                                            File No. 024-12134

       Dear Kelly Roman:

              We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Supplemental Response Received May 25, 2023

       Cover Page

   1. We note your response to comment 1. Please revise the Plan of Distribution section of the offering circular to
disclose the effective price per share investors will pay for your class
                                                        B stock pursuant to
each bonus share program and any potential stacked bonuses. For example, consider
expanding the Amount-Based Bonus Reward chart on page 18 to also include the effective
price per share information (the effective price per share with the discount for Free
Fisher Wallace Version 2 Device and 2% bonus shares, etc.). Rule
                                                        251(a)(1) requires the
disclosure of a price per security, including the Bonus or value of other consideration to
be received for the security.
   2. We note your disclosures regarding the Fisher Wallace Version 2 Device as an amount-
                                                        based bonus. Please
revise to remove or provide your analysis regarding whether this is
 Kelly Roman
Fisher Wallace Laboratories, Inc.
June 2, 2023
Page 2
       an appropriate bonus to include where this offering will commence within two days of the qualification but you have not obtained the requisite FDA clearance or approval for the
       Fisher Wallace Version 2 Device, will not commence manufacturing until at least mid-
       2024, and there is no guarantee that you will obtain FDA-approval in your proposed time frame, if at all.
3. Please revise to disclose an estimate of the value of the Free Fisher Wallace Version 2
       Device investor perk, how you determined that value, whether the perk may be sold or transferred, and whether the perk change the value of your offered securities. Please also
       revise the Use of Proceeds and Management   s Discussion and Analysis to
address their
       possible effect, if material, on your use of proceeds and available liquidity.
General

4. We note your response to comment 2. Revise the offering statement to provide examples or otherwise clarify that the discounts for the various bonus programs are added together so that the maximum bonus is 30%.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abby Adams at (202) 551-6902 or Lauren Nguyen at (202) 551-3642 if
you have any questions.



                                                             Sincerely,

FirstName LastNameKelly Roman                                Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameFisher Wallace Laboratories, Inc.
                                                             Services
June 2, 2023 Page 2
cc:       Jeffrey S. Marks
FirstName LastName